PARAMOUNT ENERGY TRUST

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of PET’s operating and financial results for the three and six months ended June 30, 2009 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s interim consolidated financial statements and accompanying notes for the three and six months ended June 30, 2009 and 2008 as well as the Trust’s audited consolidated financial statements and accompanying notes and MD&A for the years ended December 31, 2008 and 2007. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A.  The date of this MD&A is August 5, 2009.

Mcf equivalent (“Mcfe”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. For natural gas, gigajoules (“GJ”) are converted to Mcf at a conversion ratio of     1.0546 GJ: 1 Mcf.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Trust follows the successful efforts method of accounting for its petroleum and natural gas operations.  This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases are expensed rather than capitalized in the year incurred.  However, to make reported funds flow in this MD&A comparable to industry practice the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities in the funds flow reconciliation.

Funds flow

Management uses cash flow from operations before changes in non-cash working capital, settlement of asset retirement obligations and certain exploration costs (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Funds flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

Funds flow GAAP reconciliation	Three months ended June 30		Six months ended June 30
($ thousands except per Trust Unit amounts)	2009	2008	2009	2008
Cash flow provided by operating activities	88,251	65,128	137,327	118,029
Exploration costs (1)	947	1,416	4,538	4,440
Expenditures on asset retirement obligations	1,068	1,190	2,430	2,906
Changes in non-cash operating working capital	920	13,616	(11,954)	12,166
Funds flow	91,186	81,350	132,341	137,541
Funds flow per Trust Unit (2)	$ 0.81	$ 0.73	$ 1.17	$ 1.24

(1)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures and dry hole costs and are considered by PET to be more closely related to investing activities than operating activities.

(2)

Based on weighted average Trust Units outstanding for the period.

Additional significant accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

OPERATIONS

Production

	Three months ended June 30		Six months ended June 30
Natural gas production by core area (MMcfe/d)	2009	2008	2009	2008
Northern District
Northeast (1)	66.7	67.8	62.3	65.5
Athabasca (1)	45.7	60.6	46.9	58.6
Northern District total	112.4	128.4	109.2	124.1
Southern District (1)
Birchwavy West	16.4	21.1	19.4	23.4
Birchwavy East	29.8	31.3	30.3	29.8
Southern District total	46.2	52.4	49.7	53.2
Severo Energy Corp.	6.0	6.3	6.3	7.0
Other	0.9	1.3	1.1	1.8
Total (2)	165.5	188.4	166.3	186.1
Deemed production from gas over bitumen financial solution	18.1	19.6	18.5	19.8
Total actual plus deemed production	183.6	208.0	184.8	205.9
Voluntary production shut-ins (2)	8.2	-	4.1	-

(1)

In 2009 the Trust consolidated certain core areas in order to increase operating and general and administrative efficiencies. The Northeast core area combines the East Side and West Side areas, while the East Central district has been moved from the Southern district to the Northern district and included with Athabasca. Prior period production figures have been reclassified to conform to the current presentation.

(2)

Second quarter production was reduced by approximately 8.2 MMcfe/d as a result of voluntary production shut-ins initiated in a number of producing areas in the Northern and Southern districts.

Average production measured 165.5 MMcfe/d for the three months ended June 30, 2009 as compared to 188.4 MMcfe/d reported in the second quarter of 2008.  Actual plus deemed production totaled 183.6 MMcfe/d for the second quarter of 2009 as compared to 208.0 MMcfe/d in the prior period. With the significant downturn in natural gas prices, PET has undertaken a detailed analysis of the economic attributes of all of its properties in order to identify opportunities to preserve value through voluntary production curtailments. There is an expected gain in present value through the deferral of production until prices stabilize. Production deferral has the additional benefit of preserving reserves and the related lending value under the Trust’s bank credit facility. Not all properties are suitable candidates for temporary shut-in due to operational considerations, amount of fixed operating costs, processing, joint venture and transportation arrangements. As a result of this analysis, the Trust shut in approximately 20 MMcfe/d of natural gas production midway through the second quarter, and has shut in an additional 15 MMcfe/d for a total of 35 MMcfe/d as of August 5, 2009. Including volumes attributed to the Profound Energy Inc. assets (see “Profound acquisition” in this MD&A), PET’s current productive capacity is approximately 185 MMcfe/d. The Trust intends to return shut-in volumes to production once natural gas prices show sustained improvement from current levels.

Average production for the six months ended June 30, 2009 decreased to 166.3 MMcfe/d from 186.1 MMcfe/d due to non-core asset dispositions, cold-weather related downtime in the first quarter and production outages required for maintenance programs in Northeast Alberta, as well as the voluntary production shut in discussed above.

Capital expenditures

	Three months ended June 30		Six months ended June 30
Capital expenditures ($ thousands)	2009	2008	2009	2008
Exploration and development expenditures (1)	$ 7,749	$ 16,339	$ 47,398	$ 62,783
Property acquisitions	7,207	83	13,898	119
Profound acquisition – cash consideration	21,263	-	21,263	-
Profound acquisition – Trust Unit consideration (2)	18,414	-	18,414	-
Profound acquisition – assumption of net debt	52,157	-	52,157	-
Dispositions	(9,354)	(610)	(9,453)	(6,992)
Other	105	235	244	661
Total capital expenditures	$ 97,541	$ 16,047	$ 143,921	$ 56,571

(1)

Exploration and development expenditures for the three and six months ended June 30, 2009 include approximately $0.9 million and $4.5 million, respectively in exploration costs (three and six months ended June 30, 2008 - $1.4 million and $4.4 million, respectively) which have been expensed directly on the Trust’s statement of earnings (loss) in accordance with the successful efforts method of accounting. Exploration costs including seismic expenditures and dry hole costs and are considered by PET to be more closely related to investing activities than operating activities, and therefore they are included with capital expenditures.

(2)

Trust unit consideration for Profound consisted of 5.7 million Trust Units issued at a value of $3.21 per Trust Unit, using PET’s weighted average unit trading price for the five trading days surrounding the acquisition announcement date.

Exploration, development and land expenditures totaled $7.7 million for the three months ended June 30, 2009, a 53 percent decrease from $16.3 million for the second quarter of 2008. The decrease is consistent with a lower overall capital spending budget in 2009 as compared to the prior year. Capital spending in the current quarter was primarily directed towards facilities projects in the Northern district at the end of the Trust’s winter capital program, as well as initial expenditures on PET’s gas storage project in the Warwick area within the Southern district.

Property acquisitions totaled $7.2 million for the three months ended June 30, 2009, and consisted of the acquisition of additional operated working interests in Birchwavy West effective April 3, 2009. Dispositions of $9.4 million for the quarter are in respect of a non-core asset disposition in the Northern district which closed on April 21, 2009 and represented 2.5 MMcfe/d of production.

Profound acquisition

On March 31, 2009, PET and its administrator, Paramount Energy Operating Corp (“PEOC”), entered into a support agreement with Profound Energy Inc. (“Profound”) pursuant to which an indirect wholly-owned subsidiary of the Trust has offered to acquire all of the issued and outstanding common shares (“Profound Shares”) of Profound (the “Offer”) by way of a take-over bid, for a combination of cash and PET Trust Units (“Trust Units”). At the time of the Offer, the consideration, being 0.394 of a Trust Unit or $1.34 per Profound Share (subject to proration) valued the Profound Shares at $1.34 per common share for a total purchase price including assumed debt of approximately $112.9 million prior to closing costs. PET also agreed to purchase 9,224,310 special warrants of Profound on a private placement basis, convertible into Profound Shares on a one-for-one basis, at a price of $0.75 per special warrant for total subscription proceeds of approximately $6.9 million.

On June 30, 2009, the Trust acquired approximately 20.7 million Profound Shares which had been tendered to the Offer. The tendered shares, together with approximately 1.9 million Profound Shares previously purchased by PET through the facilities of the Toronto Stock Exchange, represented approximately 59.4 percent of the Profound Shares outstanding on a fully-diluted basis (excluding any Profound Shares issuable upon conversion of the special warrants of Profound previously issued to PET). Cash consideration paid for Profound consisted of $6.9 million for the special warrants, $3.1 million for the open market share purchases, $8.2 million for the tendered shares on June 30, 2009 and $3.1 million in acquisition costs for a total of $21.3 million. In addition, PET issued 5.7 million Trust Units to Profound shareholders valued at $18.4 million, using PET’s weighted average unit trading price for the five trading days surrounding the announcement date of $3.21 per Trust Unit. The Trust also converted the special warrants into Profound Shares, increasing its ownership of Profound to 67.3 percent as of June 30, 2009. As a result of additional shares tendered to the Trust’s offer in July, PET’s ownership of Profound shares currently stands at 68.4 percent. As the Trust controlled Profound as of June 30, 2009, the last day of the second quarter, the assets and liabilities of Profound are included in the Trust’s consolidated financial statements and this MD&A, however the results of operations of Profound are not included.

Profound has called a special meeting of its shareholders for August 13, 2009, to vote on a proposed amalgamation of Profound with a wholly-owned subsidiary of PET. Should the proposed amalgamation be approved, Profound will become a wholly-owned subsidiary of the Trust.

On July 21, 2009 certain Profound shareholders (the “ARC Funds”) sought orders from the Alberta Securities Commission (“ASC”) generally seeking to (i) prohibit PET from voting the Profound common shares acquired pursuant to the Offer in favour of the proposed amalgamation, (ii) cease trade PET from acquiring any additional Profound common shares as part of any second stage transaction, (iii) cease trade the special warrants effective June 29, 2009, and (iv) stay the holding of any meeting of Profound shareholders or the implementation of any resolution passed at any meeting pending final disposition of the matters concerning the application. The ASC held a hearing on the matter on August 4, 2009 but has not issued a ruling as at the date hereof.

The Profound properties are located in a year-round access area within the Trust's new venture area in west central Alberta. The acquisition is another step in the strategic expansion of PET's asset base, complementing the Trust’s existing shallow gas prospect inventory with a significant number of higher impact, deep basin style resource play opportunities. The Profound assets are currently producing approximately 16 MMcfe/d weighted 75 percent to natural gas, with proved plus probable reserves of 74 Bcfe at December 31, 2008 based on Profound’s year-end external reserve report.

MARKETING

Natural gas prices

	Three months ended June 30		Six months ended June 30
Natural gas prices ($/Mcfe, except percent amounts)	2009	2008	2009	2008
Reference prices
AECO Monthly Index	3.66	9.35	4.65	8.24
AECO Daily Index	3.45	10.20	4.18	9.09
Alberta Gas Reference Price (1)	3.36	9.37	4.22	8.28
Average PET prices
After financial hedging and physical forward sales	9.10	9.00	7.78	8.15
Percent of AECO Monthly Index (%)	249	96	167	99
Before financial hedging (3)	3.89	9.69	4.70	8.42
Percent of AECO Monthly Index (%)	106	104	101	102
Before financial hedging and physical forward sales (2)	3.89	9.82	4.66	8.45
Percent of AECO Monthly Index (%)	106	105	100	103

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for June is an estimate.

(2)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial hedging and physical forward sales, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO Monthly Index.

(3)

Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

Natural gas prices have experienced significant declines to date in 2009, as strong supply from shale gas plays in the United States and liquefied natural gas (“LNG”) imports and weak industrial gas demand due to the economic recession in North America have contributed to very high gas storage levels compared to prior periods. PET’s natural gas price before financial hedging and physical forward sales decreased by 60 percent for the three months ended June 30, 2009 to $3.90 per Mcfe from $9.82 per Mcfe in 2008 and by 45 percent for the first six months of 2009 from the 2008 period, as compared to decreases in AECO Monthly Index prices of 61 percent and 44 percent for the respective periods..

Gains on natural gas hedging contracts have succeeded in fully mitigating the effects of the decrease in AECO prices on the Trust’s realized gas price for the second quarter of 2009. PET realized gains on financial statements totaling $75.2 million for the three months ended June 30, 2009, comprised of $27.5 million received for monthly settlements during the quarter and $47.7 million crystallized through the early termination of PET’s AECO-based financial fixed price natural gas contracts for June through October 2009. Of this crystallized amount, $38.2 million related to the period July through October 2009, which has the effect of shifting $0.34 per Trust Unit of funds flow from the third and fourth quarters of 2009 to the second quarter. In addition, PET collected $3.3 million in call option proceeds during the quarter, further enhancing the Trust’s realized gas price.

Risk Management

PET’s gas price risk management strategy is focused on using financial instruments to mitigate the effect of commodity price volatility on funds flow and distributions, to lock in attractive economics on capital programs and acquisitions and to take advantage of perceived anomalies in natural gas markets. The Trust uses both financial hedge arrangements and physical forward sales to hedge up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed volumes in accordance with the limits under the Trust’s credit facility and Hedging and Risk Management Policy. PET will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Trust’s realized gas price. The term “financial instruments” includes all financial and physical risk management contracts. Although PET considers the majority of these risk management contracts to be effective economic hedges against potential gas price volatility, the Trust does not follow hedge accounting for its financial instruments.

PET’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by the Administrator’s Board of Directors. PET’s hedging strategy, though designed to protect funds flow and distributions, is opportunistic in nature. Depending on management’s perceived position in the commodity price cycle the Trust may elect to reduce or increase its hedging position. The Trust mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

As at December 31, 2008, PET had mark-to-market financial instrument assets of $58.7 million recorded on its balance sheet in respect of forward financial and physical natural gas contracts outstanding as of that date. As a result of the significant decrease in natural gas prices during the first three months of 2009, mark-to-market financial instrument assets totaling $153.8 million were recorded at March 31, 2009. In May 2009, the Trust elected to crystallize a portion of the value of these financial instruments, realizing a gain of $47.7 million on contracts for the June through October 2009 term. The crystallized positions were substantially replaced by fixed price forward sale arrangements at the then-current price of $4.22 per GJ for June to October 2009, in order to maintain the same level of protection against downside in natural gas prices. As a result of this crystallization, the value of PET’s hedging portfolio was reduced to $105.2 million at June 30, 2009 and an unrealized loss on financial instruments of $49.4 million was recorded for the current period. The loss was partially mitigated by the receipt of $3.3 million in call option premiums during the quarter, which are included in unrealized gains (losses) on financial instruments when received. For a complete list of PET’s outstanding financial instruments as at June 30, 2009, please see note 10 to the interim unaudited consolidated financial statements as at and for the three and six months ended June 30, 2009.

PET has in place significant gas price risk management transactions which have effectively eliminated any material variation in cash flow with variations in natural gas pricing of up to $2.00 per GJ for the remainder of 2009.  Financial and physical forward sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO and NYMEX trading hubs as at August 5, 2009 are as follows:

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Forecast Production(3)	Price ($/GJ)(1)	Current Forward Price ($/GJ)(2)	Term
Financial	112,500		4.17		July 2009 (4)
Period Total	112,500	59	4.17	3.35	July 2009
Financial	112,500		4.17		August 2009 (4)
Period Total	112,500	59	4.17	2.90	August 2009
Financial	112,500		4.17		September – October 2009
Period Total	112,500	59	4.17	3.42	September – October 2009
Financial	110,000		7.89		November 2009 – March 2010
Period Total	110,000	58	7.89	5.11	November 2009 – March 2010
Financial	107,500		7.24		April – October 2010
Period Total	107,500	57	7.24	5.32	April – October 2010
Physical	10,000		7.75		November 2010 – March 2011
Financial	107,500		7.78		November 2010 – March 2011
Period Total	117,500	62	7.77	6.44	November 2010 – March 2011
Financial	32,500		6.48		April – October 2011
Period Total	32,500	17	6.48	6.00	April – October 2011
Financial	65,941		6.79		January – March 2013
Period Total	65,941	35	6.79	6.79	January – March 2013

In addition to the positions shown in the preceding table, the Trust also has fixed price financial sales contracts at the AECO and NYMEX trading hubs for individual months as follows:

•

July 2009 - 12,500 GJ/d at an average price of $3.35 per GJ at AECO

•

August 2009 - 5,000 GJ/d at an average price of $3.79 per GJ at AECO

•

October 2009 – 20,000 GJ/d at an average price of $3.80 per GJ at AECO

•

October 2009 – 2,500 MMBTU/d at an average price of US$3.73 per MMBTU at NYMEX

As at August 5, 2009 the Trust had also entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

AECO-NYMEX basis contracts
Type of contract	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	15,000	(0.70)	November 2009 – March 2010
Physical	30,000	(0.67)	November 2009 – March 2010
Period total	45,000	(0.69)	November 2009 – March 2010

As part of PET’s risk management strategy, the Trust has also sold forward financial call options to counterparties to purchase natural gas from PET at strike prices in excess of current forward prices. Option premiums of $7.8 million have been received in respect of these transactions, of which $3.3 million was received in the second quarter of 2009, $1.1 million will be received in August, 2009 and $3.4 million was included in 2008 funds flow. Call option contracts outstanding as of August 5, 2009 are as follows:

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Forecast Production(3)	Strike Price ($/GJ)(1)	Current Forward Price ($/GJ)(2)	Term
Sold Call	5,000	3	8.50	5.11	November 2009 – March 2010
Sold Call	20,000	11	7.25	5.45	January-December 2010
Sold Call	5,000	3	7.75	5.32	April – October 2010
Sold Call	12,500	7	9.00	6.44	November 2010 – March 2011
Sold Call	10,000	6	7.25	6.44	November 2010 – Mach 2011

(1)

Weighted average prices are calculated by netting the volumes of the lowest-priced financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the remaining financial and physical contracts.

(2)

Average AECO current and forward price for July through December 2009 as at July 31, 2009 is $3.73 per GJ.

(3)

Calculated using 190,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes and Profound production volumes from July 1, 2009.

(4)

July and August financial contracts have already settled as of August 5, 2009, at AECO Monthly Index Prices of $3.35 per GJ and $2.90 per GJ, respectively.

FINANCIAL RESULTS

Revenue

	Three months ended June 30		Six months ended June 30
Revenue ($ thousands)	2009	2008	2009	2008
Oil and natural gas revenue, before financial hedging (1)	58,631	166,199	141,381	285,270
Realized gains (losses) on financial instruments (2)	75,196	(11,867)	89,549	(9,060)
Call option premiums received (3)	3,267	-	3,267	-
Total revenue	137,094	154,332	234,197	276,210

(1)

Includes revenues related to physical forward sales contracts which settled during the period.

(2)

Realized gains (losses) on financial instruments include settled financial forward contracts and options.

(3)

Call option premiums received are included in unrealized gains (losses) on financial instruments in the statement of earnings, and are included in the calculation of the Trust’s realized gas price and funds flows. Option premiums are reclassified to realized gains (losses) on financial instruments in the periods related to the option contracts.

Oil and natural gas revenue totaled $137.1 million for the three months ended June 30, 2009 compared to $154.3 million for the second quarter of 2008 primarily due to a 12 percent reduction in natural gas production. The Trust includes realized gains and losses on financial forward contracts in its calculation of realized natural gas prices after hedging. Despite a decrease of 64 percent in AECO natural gas prices from quarter to quarter, PET’s realized gas price increased one percent, from $9.00 per Mcfe for the three months ended June 30, 2008 to $9.10 per Mcfe for the current period, as a result of PET’s gas price management program and gains on early termination of financial instrument contracts.

For the six months ended June 30, 2009, revenue decreased to $234.2 million from $276.2 million for the comparative period in 2008 due to an 11 percent reduction in production volumes coupled with a four percent decline in realized natural gas prices from period to period.

Funds flow

	Three months ended June 30				Six months ended June 30
	2009		2008		2009		2008
Funds flow reconciliation	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe
Production (Bcfe)	15.1		17.1		30.1		33.9
Revenue (1)	137.1	9.10	154.4	9.00	234.2	7.78	276.2	8.15
Royalties	(2.7)	(0.18)	(29.3)	(1.71)	(11.5)	(0.38)	(47.0)	(1.39)
Operating costs	(25.2)	(1.67)	(28.6)	(1.67)	(58.1)	(1.93)	(61.6)	(1.82)
Transportation	(3.2)	(0.22)	(3.7)	(0.22)	(6.6)	(0.22)	(7.3)	(0.22)
Operating netback from production (3)	106.0	7.03	92.8	5.40	158.0	5.25	160.3	4.72
Gas over bitumen royalty adjustments	1.8	0.12	6.2	0.36	5.2	0.17	10.4	0.31
Lease rentals	(0.8)	(0.05)	(0.6)	(0.03)	(1.8)	(0.06)	(1.2)	(0.04)
General and administrative (2)	(8.0)	(0.53)	(9.3)	(0.54)	(15.8)	(0.52)	(16.3)	(0.48)
Interest and other (2)	(4.0)	(0.27)	(3.9)	(0.23)	(5.7)	(0.19)	(8.1)	(0.24)
Interest on convertible debentures (2)	(3.8)	(0.25)	(3.8)	(0.22)	(7.5)	(0.25)	(7.6)	(0.22)
Funds flow (2) (3)	91.2	6.05	81.4	4.74	132.3	4.40	137.5	4.05

(1)

Revenue includes realized gains and losses on financial instruments and call option premiums received.

(2)

Excludes non-cash items.

(3)

This is a non-GAAP measure; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Royalties

Royalty expense decreased from $29.3 million for the three months ended June 30, 2008 to $2.7 million for the current period as a result of a significant decrease in natural gas prices and lower natural gas production volumes. PET’s average royalty rate (royalties as a percentage of revenues including gains and losses on financial instruments) decreased to 2.0 percent from 19.0 percent in the second quarter of 2008. The lower royalty rate in the current quarter is primarily due to the inclusion of $78.5 million in realized gains on financial instruments and call option premiums in PET’s realized natural gas price, resulting in a realized price equivalent to 271 percent of the Alberta Gas Reference Price for the period. Alberta Crown royalties are based on the Alberta Gas Reference Price.

A portion of the decrease in the royalty rate in 2009 can also be attributed to the “New Royalty Framework” implemented by the Government of Alberta effective January 1, 2009. PET’s assessment of the New Royalty Framework is that, based on the Trust’s current profile of well productivity, crown royalty rates before credits for gas cost allowance and operating costs would be as shown below.

		AECO gas price ($/GJ)
Estimated royalty rate	$3.00	$4.00	$5.00	$6.00	$7.00
Estimated crown royalty rate in 2009	5.0%	5.0%	5.8%	10.3%	14.8%

PET’s average royalty rate on natural gas revenues before financial instruments is 4.6 percent for the three months ended June 30, 2009; the rate is below five percent due to credits received from the Alberta government for the crown’s share of natural gas processing and operating costs, including an annual operating cost credit adjustment for $1.0 million related to the prior year. These credits are recorded as reductions to crown royalty expense.

On March 3, 2009 the Government of Alberta announced a new incentive program designed to increase industry activity despite low oil and natural gas prices and tightened credit markets caused by the global financial crisis. The program is effective April 1, 2009, and offers two separate incentives:

•

A $200 per metre drilling royalty credit for new conventional oil and natural gas wells, which will be available to companies for the next year on a sliding scale based on company production levels from 2008. As PET did not drill any wells in the second quarter of 2009 this incentive had no impact on the Trust for the current period.

•

A maximum five percent royalty rate for the first year of production from new oil or gas wells. The maximum rate would apply to all wells which begin production after March 31, 2009 and before April 1, 2010.

On June 25, 2009 the Government of Alberta announced that eligibility for the royalty incentives would be extended by one year through March of 2011.

Operating costs

Total operating costs decreased 12 percent to $25.2 million in the three months ended June 30, 2009 from $28.6 million for the same period in 2008. PET has initiated cost reduction initiatives at all operated fields to enhance competitiveness, profitability and efficiency in the current low gas price environment. Unit-of-production costs remained unchanged from 2008 levels due to reduced production volumes, reflecting the substantial level of fixed costs inherent in PET’s operations.

Transportation costs

Transportation costs decreased to $3.2 million for three month period ended June 30, 2009 as compared $3.7 million for the three month period ended June 30, 2008 due to lower production volumes. Unit transportation costs were $0.22 per Mcfe for both quarters. PET has reduced its transportation expenses by pursuing arrangements to market gas directly to end users proximal to the Trust’s northeast Alberta operations at market-based prices. These contracts benefit from reduced transportation costs.

Operating netback

PET’s operating netback increased $13.2 million to $106.0 million for the three months ended June 30, 2009 from $92.8 million for the three months ended June 30, 2008, driven by realized gains on financial instruments, lower royalties and lower operating costs, partially offset by reduced production volumes.

Operating netback reconciliation	($ millions)
Realized price increase	1.5
Production decrease	(18.8)
Royalty decrease	26.6
Operating cost decrease	3.4
Transportation cost decrease	0.5
Increase in operating netback	13.2

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

The Trust’s net deemed production volume for purposes of the royalty adjustment was 18.5 MMcf/d in the second quarter of 2009. Deemed production represents all PET natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production decreased 1.1 MMcf/d from 19.6 MMcf/d for the three months ended June 30, 2008 as a result of the annual ten percent reduction in deemed production volumes discussed previously, partially offset by the acquisition of approximately 0.7 MMcf/d of deemed production in January 2009.

The majority of royalty adjustments received have been recorded on PET’s balance sheet rather than reported as income as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences.  Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

In 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

For the three months ended June 30, 2009 the Trust received $1.8 million in gas over bitumen royalty adjustments, of which $0.3 million was classified as revenue and $1.5 million was recorded on the Trust’s balance sheet, as compared to $6.2 million received in the second quarter of 2008. The decrease is attributed to lower Alberta Gas References Prices and an eight percent reduction in deemed production volumes from the three months ended June 30, 2008.

On July 22, 2009 PET received notice that the Energy Resources Conservation Board (“ERCB”) will conduct written hearings of Applications Nos. 1613543 and 1616123 (the “Applications”) from oil sands operators for the potential interim shut in of gas production from the Liege Wabiskaw O Pool of the Athabasca Oil Sands Area of northeast Alberta. The subject applications could result in the shut in of approximately 8.8 MMcf/d of the Trust’s natural gas production in the Legend area (see “Quantitative and Qualitative Disclosures About Market Risk” section of this MD&A).

PET expects that the royalty reductions provided in the Royalty Regulation would apply to any gas production shut in pursuant to the Applications. At the current forward market for natural gas prices, and assuming the financial solution is applicable, PET calculates that any potential shut in as a result of the Applications will not have a material impact on the future funds flow of the Trust.

General and administrative expenses

General and administrative expenses decreased 13 percent to $9.8 million for the three months ended June 30, 2009 from $11.3 million for the three months ended June 30, 2008, primarily the result of lower employee incentive payments and consulting fees. PET’s cost reduction initiatives also extend to administrative costs, and further reductions are expected to result. Current period general and administrative expenses include $1.8 million in non-cash stock-based compensation expense ($2.0 million for the three months ended June 30, 2008). General and administrative expenses for the six months ended June 30, 2009 totaled $18.9 million as compared to $19.3 million in 2008. General and administrative expenses are typically highest in the first and second quarters of each year due to annual compensation programs and activities related to the Trust’s year end including audit and reserve evaluation fees and year end reporting to Unitholders.

Interest expense

Interest and other expense totaled $3.8 million for the three months ended June 30, 2009, as compared to $3.7 million for the second quarter of 2008. Interest and other expense for the prior quarter included unrealized gains on marketable securities of $0.2 million related to the Trust’s investment in Ember Resources Inc., a publicly traded oil and gas company. Interest and other expense for the six months ended June 30, 2009 decreased 28 percent or $2.1 million to $5.5 million from $7.6 million in 2008, due primarily to lower average bank debt balances to date in 2009.

Interest on convertible debentures for the three and six months ended June 30, 2009 totaled $4.7 million and $9.2 million respectively, relatively unchanged from $4.6 million and $9.2 million for the three and six months ended June 30, 2008. Included in convertible debenture interest expense for the 2009 and 2008 quarters is $0.8 million of non-cash expenses related primarily to the amortization of debt issue costs ($1.6 million for the six month periods in 2008 and 2009).

Funds flow

Funds flow netbacks increased to $6.05 per Mcfe in the second quarter of 2009 from $4.74 per Mcfe in the comparable period for 2008, driven primarily by realized gains on financial instruments and a reduction in royalty expenses. Funds flow increased to $91.2 million ($0.81 per Trust Unit) from $81.4 million ($0.73 per Trust Unit) for the second quarter of 2008 as a result of realized gains on financial instruments, as well as lower royalty, operating and general and administrative expenses.

Exploration expense

Exploration costs include lease rentals paid on undeveloped lands, seismic expenditures, amortization expense on undeveloped lands and expired leases and are expensed by the Trust in accordance with the successful efforts method of accounting for oil and gas assets, whereas they are typically capitalized by companies employing the full cost method of accounting. Exploration expenses increased to $3.9 million for the three months ended June 30, 2009 from $2.0 million for the second quarter of 2008, due to higher amortization expense on undeveloped lands in the Northern district and an increase in lease rentals paid during the 2009 period.

Depletion, depreciation and accretion

Depletion, depreciation and accretion (“DD&A”) expense decreased from $57.2 million in the second quarter of 2008 to $47.2 million in 2009 due primarily to lower production volumes and a six percent reduction in PET’s depletion rate to $3.13 per Mcfe, as compared to $3.34 per Mcfe in the second quarter of 2008.  The decrease in the DD&A rate is due to improved finding and development costs for proved reserves experienced in 2008, as well as a higher proportion of PET’s production coming from the Birchwavy assets acquired in 2007, which were purchased at a lower cost per Mcfe of proved reserves relative to PET’s other depletable assets.

Earnings (loss)

The Trust reported a net loss of $8.7 million ($0.08 per basic and diluted Trust Unit) for the three months ended June 30, 2009 as compared to a net loss of $55.4 million ($0.50 per basic and diluted Trust Unit) for the 2008 period. The decrease in the net loss was due to a reduction in the loss on unrealized financial instruments, from $70.4 million in the second quarter of 2008 to $46.1 million in the current period, and $75.2 million in realized gains on financial instruments in 2009, partially offset by lower revenues caused by weak natural gas prices.

Asset retirement obligation

The Trust’s asset retirement obligation is estimated by a third party consulting firm based on PET’s net ownership interest in all wells and facilities and estimated costs to abandon wells, decommission facilities and reclaim leases and roads, discounted at a credit-adjusted interest rate to arrive at a net present value figure. The timing of asset retirement expenditures is estimated based on the reserve life of assets according to the Trust’s external reserve report prepared as of December 31, 2008. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2015 and 2020. PET’s asset retirement obligation increased from $179.7 million at December 31, 2008 to $187.8 million at June 30, 2009 due to accretion expense and additional obligations relating to the Profound acquisition.

Income taxes

In 2007, legislation was passed (the "Trust Tax Legislation") pursuant to which certain distributions from publicly-traded specified investment flow through entities (“SIFTs”), including energy trusts, will be subject to a trust-level tax and will be characterized as dividends to the Unitholders, commencing January 1, 2011.

Once the Trust Tax Legislation becomes applicable to PET, distributions to PET's Unitholders will no longer be deductible in computing the Trust’s taxable income. In conjunction with the trust level tax, the personal tax on distributions will be similar to the tax paid on a dividend received from a taxable Canadian corporation.  This will effectively reduce the income available for distribution to PET's Unitholders, with the end result being a two-tiered tax structure similar to that of corporations and the double taxation of distributions for Unitholders who hold their Trust Units in registered accounts such as RRSP, RRIF and RESP accounts. PET has a permanent establishment in Alberta, where the provincial tax rate in 2011 is expected to be ten percent, which would result in an effective tax rate of 26.5 percent in 2011 and 25 percent in 2012.

In 2008 the Department of Finance provided guidelines to enable the conversion of existing income trusts and other SIFT entities into public corporations without immediate tax consequences to the SIFTs or their investors. The amendments will allow such conversions from that date until 2013. The proposals generally facilitate the conversion of SIFTs into corporations and reflect the government’s intention to permit SIFTs to convert to corporate status on a tax-deferred basis while mitigating undue tax effects.

A variety of tax and other factors need to be weighed in determining if and when PET should adjust its business and legal structure. Now that detailed rules are available on the mechanics for conversion, the Trust is in a better position to evaluate its options and determine the optimal course of action for PET’s assets and business strategy going forward. PET is currently analyzing potential structures and courses of action however the Trust has not yet made a determination with respect to future changes in the structure of its business operations, if any.

PET recorded a future tax recovery of $3.7 million for the three months ended June 30, 2009 (three months ended June 30, 2008 – nil), bringing the Trust’s total future tax liability to $0.5 million, including the $10.7 million future tax asset recorded on the Profound acquisition. Based on production forecasts for PET’s reserves included in the independent reserve report as at December 31, 2008, and funds flows based on current forward AECO prices for natural gas, the book values of the Trust’s assets are projected to exceed the related tax values on January 1, 2011, the date the direct tax on distributions within the Trust becomes effective. Future income tax is a non-cash item and does not affect the Trust’s funds flows or its cash available for distributions.

Tax pools

Tax pool information ($ millions)	As at June 30, 2009
Canadian oil and gas property expense (COGPE)	306.7
Canadian development expense (CDE)	63.3
Canadian exploration expense (CEE)	143.3
Undepreciated capital cost (UCC)	210.2
Trust unit issue costs	14.4
Non-capital losses	139.3
Total	877.2

At June 30, 2009, the Trust’s consolidated income tax pools are estimated to be $877.2 million. Tax pools increased significantly during the second quarter of 2009 as a result of the Profound acquisition. Actual tax pool amounts will vary as tax returns are finalized and filed. PET intends to maximize the preservation of tax pools over the transition period in order to minimize the tax consequences faced by the Trust in 2011 and future years.

SUMMARY OF QUARTERLY RESULTS

Quarterly results	Three months ended
($ thousands except where noted)	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sept 30, 2008
Oil and natural gas revenues (1)	58,631	82,750	109,090	149,216
Natural gas production (MMcfe/d)	165.5	167.1	173.1	183.7
Funds flow (2)	91,186	41,154	61,513	76,380
Per Trust Unit - basic	0.81	0.36	0.55	0.68
Net earnings (loss)	(8,728)	78,559	(8,986)	180,796
Per Trust Unit - basic	(0.08)	0.70	(0.08)	1.62
- diluted	(0.08)	0.69	(0.08)	1.60
Realized natural gas price ($/Mcfe)	9.10	6.46	7.61	8.78
Average AECO Monthly Index price ($/Mcf)	3.66	5.63	6.79	9.25

Quarterly results	Three months ended
($ thousands except where noted)	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sept 30, 2007
Oil and natural gas revenues (1)	166,199	121,878	109,919	98,508
Natural gas production (MMcfe/d)	188.4	183.8	190.3	193.1
Funds flow (2)	81,350	56,191	59,622	41,212
Per Trust Unit - basic	0.73	0.51	0.55	0.38
Net earnings (loss)	(55,365)	(85,660)	(4,970)	5,246
Per Trust Unit – basic	(0.50)	(0.78)	(0.05)	0.05
- diluted	(0.50)	(0.78)	(0.05)	0.05
Realized natural gas price ($/Mcfe)	9.00	7.29	7.07	5.66
Average AECO Monthly Index price ($/Mcf)	9.35	7.13	6.00	5.61

(1)

Excludes realized gains (losses) on financial instruments.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Oil and natural gas revenues are a function of production levels and natural gas prices. Revenues were highest in the second and third quarters of 2008 when AECO prices are highest, averaging $9.30 per Mcf, and lowest in the second quarter of 2009, when the AECO Monthly Index price was $3.66 per Mcf. The Trust uses financial instruments to mitigate the effect of volatility in AECO prices on funds flows, and therefore funds flows will trend with PET’s realized gas price and changes in production levels. Funds flows were highest in the second quarters of 2008 and 2009 as a result of realized gas prices of $9.00 and $9.10 per Mcfe, respectively. Funds flows are lowest in the first quarter of 2009 due to lower realized gas prices coupled with the effects of declining production relative to previous quarters, and in the third quarter of 2007, when the Trust’s realized gas price was $5.66 per Mcfe.

Net earnings were exceptionally high in the third quarter of 2008 and first quarter of 2009, as a result of unrealized gains on financial instruments of $168.9 million and $95.1 million, respectively. The net losses in the first and second quarters of 2008 were due to unrealized losses of $79.2 million and $70.4 million, respectively on the change in mark-to-market value of PET’s financial instruments during those periods. The net loss in the fourth quarter of 2008 is due to future tax expense of $16.1 million and an impairment charge on undeveloped lands of $12.0 million.

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES

Capitalization and financial resources	Three months ended
($ thousands except per Trust Unit and percent amounts)	June 30, 2009	December 31, 2008
Long term bank debt	265,355	276,976
Working capital deficiency (surplus) (1) (4)	53,163	7,859
Net bank debt (1) (2)	318,518	284,835
Convertible debentures, measured at principal amount	236,034	236,034
Net debt	554,552	520,869
Financial instrument assets, post-2009 settlement (3)	(75,964)	(13,406)
Net debt less post-2009 financial instrument assets (3)	478,588	507,463
Net bank debt less post-2009 financial instrument assets (3)	242,554	271,429
Trust Units outstanding (thousands) (4)	118,877	112,968
Market price at end of period ($/Trust Unit)	4.57	5.05
Market value of Trust Units	543,268	570,488
Total capitalization (1)	1,097,820	1,091,357
Net debt as a percentage of total capitalization (%)	50.5	47.7
Annualized funds flow (1)	364,774	246,052
Net bank debt to annualized funds flow (times) (1) (2)	0.9	1.2
Net debt to annualized funds flow ratio (times) (1)	1.5	2.1
Net bank debt less post-2009 financial instrument assets to annualized funds flow (times) (1) (2) (3)	0.7	1.1
Net debt less post-2009 financial instrument assets to annualized funds flow (times) (1) (3)	1.3	2.1

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A. Annualized funds flow in the prior year column is for the fourth quarter of 2008.

(2)

The Trust’s convertible debentures are primarily long-term in nature, with $55.3 million due in 2010, $100.0 million due in 2011 and $74.9 million due in 2012. As such, the Trust considers both net bank debt and net debt as measures of leverage.

(3)

The mark-to-market values of PET’s financial instruments totaled $105.2 million at June 30, 2009 and $58.7 million at December 31, 2008. Financial instrument assets and liabilities are not included in the Trust’s definition of working capital, but may be terminated by the Trust prior to the settlement dates in exchange for discounted cash payments from counterparties and used to reduce PET’s outstanding bank debt. Post-2009 financial instruments have settlement dates ranging from January 2010 through October 2011 and can be settled without impacting funds flows from monthly hedging settlements in 2009. The mark-to-market value of the Trust’s financial instruments at August 5, 2009 is approximately $132.1 million.

(4)

At June 30, 2009, PET issued 5.7 million Trust Units as consideration for a portion of the common shares of Profound. The Trust also assumed $52.2 million of Profound net debt, which is included in working capital deficiency.

PET has a demand credit facility with a syndicate of Canadian chartered banks. The revolving feature of the facility expires on May 24, 2010 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. In order to facilitate the bank approval process for the Profound acquisition the Trust accelerated its borrowing base redetermination process in April 2009. As a result PET has entered into an interim credit facility agreement to accommodate the Profound transaction, which includes only the lending value of PET’s base assets at December 31, 2008, adjusted for production for the first three months of 2009, but excluding any reserve additions attributed to the Trust’s winter capital expenditure program. This lending value is currently $350 million. Should PET be successful in acquiring all the outstanding common shares of Profound, the Trust’s lenders will then reassess the lending value of all of PET’s assets, including the Profound properties and the results of the Trust’s 2009 winter capital program. Should PET be unsuccessful in acquiring all the Profound shares the Trust’s lenders will complete their borrowing base redetermination incorporating the results of PET’s 2009 winter capital program.

As part of the facility renewal and borrowing base review, interest rate margins on PET’s bank borrowings were increased, effective April 1. At current rates for short-term commercial borrowings and incorporating the increase in margins, the effective interest rate on the Trust’s bank debt is approximately four percent. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt on PET’s credit facility decreased to $265.4 million, including the $21.3 million cash component of the Profound acquisition, at June 30, 2009 from $277.0 million at December 31, 2008 due to strong second quarter funds flows resulting from the early termination of gas hedging contracts for a total of $47.7 million during the period. In addition to amounts outstanding under the credit facility PET has outstanding letters of credit in the amount of $4.7 million.

PET’s working capital deficiency increased to $53.2 million at June 30, 2009 from $7.9 million at December 31, 2008, due to the inclusion of the Profound debt as a current liability. The working capital deficiency will likely persist for the near term until the Profound debt is repaid through drawings on PET’s credit facility.

At June 30, 2009 PET had four series of five-year convertible debentures outstanding for a total of $236.1 million, measured at principal amount. Of this amount, $230.2 million is due from 2010 to 2012. All series of debentures are repayable on the maturity date in cash or in Trust Units, at the option of PET. Additional information on convertible debentures is as follows.

Convertible debentures	2007 - 6.50%	2006 – 6.25%	2005 – 6.25%	2004 - 8%
Principal issued	75.0	100.0	100.0	48.0
Principal outstanding ($ millions)	74.9	100.0	55.3	5.9
Maturity date	June 30, 2012	April 30, 2011	June 30, 2010	September 30, 2009
Conversion price ($ per Trust Unit)	14.20	23.80	19.35	14.20
Fair market value ($ millions)	65.9	93.5	54.7	5.9

Fair values of debentures are calculated by multiplying the number of debentures outstanding at June 30, 2009 by the quoted market price per debenture at that date. None of the debentures were converted into Trust Units during the three months ended June 30, 2009. PET currently intends to repay the 8% convertible debentures in cash on the maturity date, using cash flow from operating activities or drawing on the Trust’s credit facility.

Net bank debt to annualized funds flow and net debt to annualized funds flow decreased to 0.9 times and 1.5 times, respectively, for the quarter ended June 30, 2009 from 1.2 times and 2.1 times for the quarter ended December 31, 2008, respectively, as a result of an increase in funds flows driven by realized gains on financial instruments, partially offset by an increase in bank debt due to the Profound acquisition. The Trust has financial instrument assets totaling $105.2 million which are not included in net bank debt or net debt, but which may be terminated for cash in advance of the settlement dates in order to reduce debt levels. Net debt as a percentage of total capitalization increased from 47.7 percent at December 31, 2008 to 50.5 percent at June 30, 2009 primarily resulting from a decrease in the trading price of PET’s trust units and an increase in net debt related to the Profound takeover transaction.

A reconciliation of the increase in net debt from December 31, 2008 to June 30, 2009 is as follows:

Reconciliation of net debt	($ millions)
Net debt, December 31, 2008	520.9
Capital expenditures (exploration & development and other)	47.6
Acquisitions, net of dispositions	4.4
Acquisition of Profound – cash consideration for shares	21.3
Assumption of Profound bank debt, net of working capital	52.2
Funds flow (1)	(132.3)
Distributions	38.7
Expenditures on asset retirement obligations	2.4
Cash received on exercise of unit incentive rights	(0.6)
Net debt, June 30, 2009	554.6

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Distributions

Distributions are determined monthly by the Board of Directors of the Trust’s administrator taking into account PET’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Trust’s current hedging position, targeted debt levels and debt repayment obligations. The following items are considered in arriving at cash distributions to Unitholders:

•

Exploration and development expenditures;

•

Projected production additions;

•

Debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;

•

Base production forecasts;

•

Current financial and physical forward natural gas sales contracts;

•

Forward market for natural gas prices;

•

Site reclamation and abandonment expenditures; and

•

Working capital requirements.

Distributions for the second quarter of 2009 totaled $17.2 million or $0.15 per Trust Unit consisting of $0.05 per Trust Unit paid on May 15, June 15 and July 15, 2009. The Trust’s payout ratio, which is the ratio of distributions to funds flow, was 18.9 percent in the current quarter as compared to 41.0 percent for the second quarter of 2008. Before the effect of proceeds from the crystallization of financial instruments related to periods after June 30, 2009 of $38.2 million, the Trust’s payout ratio was 32.5 percent. PET’s distributions are less than funds flow as the Trust retains a portion of its funds flow to finance capital expenditures and debt repayments. The payout ratio in future periods will largely be determined by the Trust’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have experienced significant volatility in 2009. From the inception of the Trust through to the June 2009 distribution paid on July 15, 2009, PET has paid a total of $989.8 million in distributions to unitholders, or $13.464 per Trust Unit.

PET has a distribution reinvestment and optional Unit purchase plan (“DRIP plan”) which provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 94 percent of the Treasury Purchase Price, which is defined as the daily volume weighted average trading price of the Trust Units for the ten trading days immediately preceding a distribution payment date (“Treasury Purchase Price”). As well, the DRIP plan allows Canadian unitholders to purchase additional Trust Units with optional cash payments of up to $100,000 per unitholder per year at the same six percent discount to the Treasury Purchase Price. No additional commissions, service or brokerage fees are charged to the unitholder for these transactions. The availability of Trust Units under the optional cash purchase component of the DRIP was suspended in March 2008, and reinstated for the July 2009 distribution and until further notice.

PET anticipates that distributions and capital expenditures for the remainder of 2009 will be funded by funds flow and proceeds from the DRIP plan; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and distributions. Acquisitions will continue to be funded through a combination of internally generated funds, equity offerings and debt financing.

	Three months ended June 30		Six months ended June 30
Distributions ($ thousands)	2009	2008	2009	2008
Cash flow from operating activities	88,251	65,128	137,327	118,029
Net earnings (loss)	(8,728)	(55,365)	69,831	(141,025)
Distributions	17,240	33,343	38,704	66,452
Excess (shortfall) of cash flows from operating activities over distributions	71,011	31,785	98,623	51,577
Excess (shortfall) of net earnings (loss) over distributions	(25,968)	(88,708)	31,127	(207,477)

The Trust targets long-term sustainability of both its production base and distributions to Unitholders. As such, PET’s distribution rates are designed to result in an excess of cash flows from operating activities over distributions which will provide the majority of the funding for PET’s exploration and development expenditures for the respective periods. The excess of $71.0 million for the three months ended June 30, 2009 and $31.8 million for the three months ended June 30, 2008 compare to exploration and development expenditures on PET’s cash flow statement of $6.8 million and $14.9 million for those periods, respectively. In periods where the excess of cash flows from operating activities over distributions is higher than exploration and development expenditures, the excess is applied to acquisitions as required or to reduce bank debt. PET has elected to reduce distributions in 2009 in order to preserve balance sheet strength in an uncertain price environment.

The Trust has an excess of distributions over net earnings (loss) of $26.0 million for the three months ended June 30, 2009. Distributions typically exceed net earnings due to the significant impact of non-cash items on earnings, such as unrealized gains and losses on financial instruments and DD&A, which have no impact on the Trust’s ability to pay distributions. Where distributions exceed net earnings, a portion of the cash distributions declared may represent an economic return of capital to the Trust’s Unitholders.

2009 outlook and sensitivities

PET has undertaken a number of measures to preserve its financial strength, including:

•

Selected voluntary temporary production shut-ins;

•

Operating and other cost reduction initiatives;

•

Enhanced gas price management initiatives;

•

A restricted capital spending program for the second half of 2009, focused on capital expenditures required for strategic or operational reasons; and

•

Reinstatement of the DRIP plan for the July 2009 distribution and until further notice.

PET’s financial hedging and physical forward sales portfolio continue to provide a level of stability to projected funds flows, despite a significant decrease in AECO natural gas prices during the first half of 2009. As at August 5, 2009, the current actual and forward market for natural gas for July through December 2009 is $3.73 per GJ at AECO. The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.05 per Trust Unit for the second half of 2009 at certain AECO natural gas price levels, incorporating the Trust’s current financial hedges and physical forward sales contracts and the acquisition of Profound.

	Average AECO Monthly Index Gas Price July to December 2009 ($/GJ)
Funds flow outlook – July to December 2009	$3.00	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	153	153	153	153
Realized gas price ($/Mcfe) (1)	5.07	5.33	5.59	5.85
Funds flow, excluding 2009 hedging ($millions) (2)	2	30	51	71
Per Trust Unit ($/Unit/month)	0.003	0.041	0.068	0.096
Funds flow, including 2009 hedging ($millions) (2)	52	58	57	55
Per Trust Unit ($/Unit/month)	0.071	0.079	0.077	0.075
Payout ratio (%) (2)	71	63	65	67
Ending net bank debt ($millions) (2)	316	310	311	313
Ending net debt ($millions) (2)	546	540	541	543
Ending net debt, less post-2009 financial instrument assets (5)	470	464	465	467
Ending net bank debt to funds flow ratio (times) (3)	1.7	1.6	1.6	1.6
Ending net debt to funds flow ratio (times) (4)	3.0	2.9	2.9	2.9
Ending net debt less post-2009 financial instrument assets to funds flow (times) (5)	2.5	2.4	2.4	2.4

(1)

PET’s weighted average forward price on an average of 120,000 GJ/d for the period July 1 to December 31, 2009 is $5.25 per GJ.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Calculated as ending net bank debt divided by estimated annual funds flow

(4)

Calculated as ending net debt (including convertible debentures, whose maturity extends out to 2012) divided by estimated annual funds flow.

(5)

Calculated as ending net debt, less the Trust’s current financial instrument assets with settlement dates occurring after December 31, 2009, divided by estimated annual funds flow including realized gains on financial instruments settling in 2009. Financial instrument assets and liabilities are not included in the Trust’s definition of working capital, but may be terminated by the Trust prior to the settlement dates in exchange for discounted cash payments from counterparties and used to reduce PET’s outstanding bank debt. At June 30, 2009, the mark-to-market value of the Trust’s post-2009 financial instruments was $76.0 million. Post-2009 financial instruments have settlement dates ranging from January 2010 through March 2011 and can be settled without impacting funds flows from monthly hedging settlements in 2009. The current mark-to-market value of PET’s post-2009 financial instruments is $111.4 million as of August 5, 2009.

While PET’s sensitivity to gas prices has changed since year end with changes in its financial and forward physical hedging position, sensitivity of PET’s fund flows to changes in production volumes, operating and general and administrative costs and interest rates has not changed significantly from the sensitivity analysis presented in the Trust’s management’s discussion and analysis for the year ended December 31, 2008.

OTHER SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Payout ratio

Payout ratio refers to distributions measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of distributions. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of oil and natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to funds flow from operations, net earnings per Trust Unit or other measures of financial performance calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage.  Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments, includes call option premiums received and is used by management to calculate the Trust’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect PET’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Trust’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Net debt and net bank debt

Net bank debt is measured as bank debt including net working capital (deficiency) excluding short-term financial instrument assets and liabilities related to the Trust’s hedging activities and the current portion of convertible debentures. Net debt includes convertible debentures, measured at principal amount. Net bank debt and net debt are used by management to analyze leverage. Net bank debt and net debt do not have any standardized meaning prescribed by Canadian GAAP and therefore these terms may not be comparable with the calculation of similar measures for other entities.

Working capital (deficiency)

Working capital and working capital deficiency are calculated by the Trust as current assets less current liabilities, excluding assets and liabilities relating to financial instruments and the current portion of convertible debentures, in order to analyze short-term cash requirements without including mark-to-market balances that may settle for significantly different amounts than those presented on the balance sheet. Working capital (deficiency) as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of working capital (deficiency) for other entities.

INTERNAL CONTROLS

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  The Trust's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Trust, including its consolidated subsidiaries.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management, as appropriate, to allow timely decisions regarding required disclosure.  PET’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of June 30, 2009 that the Trust's disclosure controls and procedures are effective to provide reasonable assurance that material information related to PET, including its consolidated subsidiaries, is made known to them by others within those entities. During the three months ended June 30, 2009, there have been no changes in PET’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

NEW ACCOUNTING STANDARDS

Effective January 1, 2009, the Trust adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”, which replaced Section 3062 “Goodwill and Other Intangible Assets”. The new standard gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. Adopting this new standard did not have a material effect on PET’s financial statements.

The CICA has also released new accounting standards for implementation effective January 1, 2011, as follows:

a) Section 1582 – Business Combinations. The new standard replaces the previous business combinations standard and requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. Transaction costs will be charged to earnings as opposed to being included in the cost of the acquisition.

b) Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests. The new standards provide revised requirements for preparing consolidated financial statements. Section 1602 requires a non-controlling interest in a subsidiary to be classified as a separate component of equity, and requires that net earnings (losses) be attributed to both the parent and the non-controlling interest.

Although early adoption of both of these new standards is permitted, the Trust has elected not to early-adopt these standards with respect to the Profound transaction.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Canadian Accounting Standards Board recently confirmed January 1, 2011 as the date IFRS will replace GAAP in Canada for publicly accountable enterprises. PET’s first reporting period under IFRS will be interim financial statements for period ended March 31, 2011 and first IFRS annual financial statements for year ended December 31, 2011.

Prior to the implementation date, the Trust intends on completing a detailed financial statement level assessment of the impact of IFRS conversion. During this period, PET will decide on accounting policies permissible under IFRS, which fit the Trust’s operations and business strategy. PET intends to proceed with integration of the selected accounting policies for the opening balance sheet on January 1, 2010, which will be used for comparative purposes once the IFRS conversion is effective January 1, 2011.

The Trust has identified key internal personnel with expertise to manage its transition to IFRS. PET staff were involved in external IFRS training and development by means of attending conferences, participating in special interest seminars, and focusing on numerous training sessions put on by various accounting service firms. PET personnel have also initiated a detailed review of IFRS standards and other guidance in order to identify potential differences between current IFRS and current Canadian GAAP, as well as potential differences that may arise due to proposed changes in IFRS or Canadian GAAP prior to the 2011 transition date. To date potentially significant differences between IFRS and Canadian GAAP have been identified in the accounting for long-term assets, including exploration and evaluation of petroleum and natural gas properties, depletion and impairment. Further differences may be identified as PET continues its review of IFRS standards in 2009 and 2010.

PET will actively monitor the effects of the IFRS conversion on information technology systems and internal controls over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. PET bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The critical accounting estimates employed by PET in the preparation of its consolidated financial statements are discussed in the MD&A for the year ended December 31, 2008.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PET’s operations are affected by a number of underlying risks both internal and external to the Trust.  These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector.  The Trust’s financial position, results of operations and cash available for distribution to Unitholders are directly impacted by these factors.

Income taxes

The Trust Tax Legislation results in a tax applicable at the trust level on certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and treats distributions as dividends to the Unitholders. Existing trusts, provided they comply with the normal growth provisions as prescribed by the Trust Tax Legislation, will be subject to the new tax in January 2011.  Once applied the new tax will affect PET’s funds flow and may impact cash distributions from the Trust.

In light of the foregoing, the Trust Tax Legislation has reduced the value of the Trust’s units which increases the cost to PET of raising capital in the public capital markets for acquisition opportunities. PET’s access to capital markets could also be affected by this legislation. In addition, the Trust Tax Legislation is expected to place PET and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity-level taxation. There can be no assurance that PET will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the Trust Tax Legislation.

Gas over bitumen issue

On July 24, 2007 the ERCB’s predecessor, the Alberta Energy and Utilities Board (“AEUB”) released Decision 2007-056 related to the application for shut-in of certain natural gas production in northeast Alberta. Although PET does not produce natural gas in the area identified in Decision 2007-056, the AEUB did note in its conclusions that a broad bitumen conservation strategy may be required for all areas where natural gas production may interfere with eventual bitumen recovery.  It is possible that such a strategy, when drafted and implemented by the AEUB, will affect future natural gas production from reservoirs owned by the Trust and located within the gas over bitumen areas of concern. Decision 2007-056 did not specifically provide a timeline or process for arriving at a general bitumen conservation strategy.

On July 22, 2009 PET received notice that the ERCB will conduct written hearings of Applications Nos. 1613543 and 1616123 (the “Applications”) from oil sands operators for the potential interim shut in of gas production from the Liege Wabiskaw O Pool of the Athabasca Oil Sands Area of northeast Alberta. The subject applications could result in the shut in of approximately 8.8 MMcf/d of the Trust’s natural gas production in the Legend area.

The ERCB has established the following deadlines for this hearing:

July 27, 2009

For submissions of any additional information by the applicants and those supporting the interim shut in of gas

August 24, 2009

For reply submissions from interveners

August 31, 2009

For response by the applicants and those supporting the shut in of gas

PET plans to file a submission as an intervener with respect to the Applications.

PET expects that the royalty reductions discussed in the “Gas over bitumen royalty adjustments” section of this MD&A would apply to any gas production shut in pursuant to the Applications. At the current forward market for natural gas prices, and assuming the financial solution is applicable, PET calculates that any potential shut in as a result of the Applications will not have a material impact on the future funds flow of the Trust.

Depletion of reserves

The Trust has certain unique attributes which differentiate it from some other oil and gas industry participants.  Distributions, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves.  PET will not be reinvesting cash flow in the same manner as some other industry participants as one of the main objectives of the Trust is to maximize long-term distributions.  Accordingly, absent capital injections, PET’s initial production levels and reserves will decline.

PET’s future oil and natural gas reserves and production and therefore its funds flows will be highly dependent on PET’s success in exploiting its reserve base and acquiring additional reserves.  Without reserves additions through acquisition or development activities, the Trust’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital including the issuance of additional Trust Units become limited or unavailable PET’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired.  To the extent that PET is required to use funds flow to finance capital expenditures or property acquisitions, the level of distributions will be reduced.

PET reinvests capital to minimize the effects of natural production decline on its asset base. The Trust currently estimates that capital expenditures of $100 million to $130 million annually are required to maintain production at current levels. There can be no assurance that PET will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

Other risks and uncertainties affecting PET’s operations are substantially unchanged from those presented in the MD&A for the year ended December 31, 2008.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information with respect to PET.

The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  We believe the expectations reflected in these forward-looking statements are reasonable.  However, we cannot assure the reader that these expectations will prove to be correct.  The reader should not unduly rely on forward-looking statements included in this report.  These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•

the quantity and recoverability of PET’s reserves;

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the timing and amount of future production;

•

prices for natural gas produced;

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operating and other costs;

•

business strategies and plans of management;

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supply and demand for natural gas;

•

expectations regarding PET’s access to capital to fund its acquisition, exploration and development activities;

•

the disposition swap, farm in, farm out or investment in certain exploration properties using third party resources;

•

the use of exploration and development activity and acquisitions to replace and add to reserves;

•

the impact of changes in natural gas prices on funds flow after hedging;

•

drilling, completion, facilities and construction plans;

•

the existence, operations and strategy of the commodity price risk management program;

•

the approximate and maximum amount of forward sales and hedging to be employed;

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the Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

•

the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers;

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PET’s treatment under governmental regulatory regimes;

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the goal to sustain or grow production and reserves through prudent asset management and acquisitions;

•

potential natural gas production shut-ins related to ERCB gas over bitumen rulings and the applicability of crown royalty reductions to such production;

•

the emergence of accretive growth opportunities; and

•

PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

PET’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

•

volatility in market prices for natural gas;

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risks inherent in PET’s operations;

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uncertainties associated with estimating reserves;

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competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance;

•

incorrect assessments of the value of acquisitions;

•

geological, technical, drilling and process problems;

•

general economic conditions in Canada, the United States and globally;

•

industry conditions including fluctuations in the price of natural gas;

•

royalties payable in respect of PET’s production;

•

governmental regulation of the oil and gas industry, including environmental regulation;

•

fluctuation in foreign exchange or interest rates;

•

unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

•

stock market volatility and market valuations; and

•

the need to obtain required approvals from regulatory authorities.

The above list of risk factors is not exhaustive. The forward-looking statements contained in this MD&A are made as at the date of this MD&A and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Additional information on PET, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from the Trust’s website at www.paramountenergy.com.